FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

The Administrators of the Deferred Investment Award Plan notified the Company and the under-mentioned persons on 11 April 2011 of an increase in their notional interests in Ordinary shares at a price of £12.19 per share following the re-investment of the dividend paid to shareholders on 7 April 2011.

Mr E J Gray	201.63
Mr S A Hussain	712.84
Mr D S Redfern	314.62
Ms C Thomas	196.63
Dr P J T Vallance	154.09
Mrs V A Whyte	196.81

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte

Company Secretary

11 April 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 11 2011

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc